SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For June 2, 2021

QIWI plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-190918; FILE NO. 333-212441) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENTS.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting (“AGM”) of the Company held on June 2, 2021.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the AGM was 10,413,522 with a total of 104,135,220 voting rights; the total number of Class B shares was 52,299,453 with a total of 52,299,453 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the AGM of the Company held on June 02, 2021:

•	Adoption of the Company’s audited financial statements for the 2020 financial year;

•	Re-appointment of EY as the Company’s Auditor and approval of Auditors’ remuneration;

•	Election of Directors to the Board of Directors of the Company;

•	Approval of the Directors’ remuneration;

•	Approval of the amended and restated Article of Association of the Company.

Regarding adoption of the audited financial statements of the Company for the 2020 financial year, the final voting results were as follows:

Brief description of the matter put to vote	Votes For	Votes Against	Abstained
To adopt the audited consolidated financial statements of the Company for the 2020 financial year	134,224,318	367,910	4,161
To adopt the audited standalone financial statements of the Company for the 2020 financial year	134,224,316	367,912	4,161

Regarding the re-appointment of EY as the Company’s Auditors and approval of Auditors’ remuneration, the final voting results were as follows:

Brief description of the matter put to vote	Votes For	Votes Against	Abstained
To re-appoint EY as the Company’s Auditors	134,532,183	60,119	4,087
To approve the Auditor’s remuneration	134,591,299	1,218	3,872

Regarding the Election of Directors to the Company’s Board of Directors, the final voting results were as follows:

•	Mr. Alexey Marey, Ms. Elena Titova and Mr. Marcus Rhodes were elected and appointed to the office of Independent Directors of the Company.

•	Mr. Andrey Protopopov, Ms. Nadiya Cherkasova, Mr. Sergey Solonin and Ms. Tatiana Zharkova were elected and appointed to the office of Elected Directors of the Company.

Regarding the approval of remuneration for the Directors of the Company, the final voting results were as follows:

Brief description of the matter put to vote	Votes For	Votes Against	Abstained
To approve Directors’ remuneration	134,578,573	3,753	14,063
To approve no remuneration shall be fixed for executive Directors of the Company and the Directors, being direct representatives of the shareholder(-s), having a significant interest in the Company	134,581,539	758	14,092

Regarding the approval of the amended and restated Article of Associations of the Company the final voting results were as follows:

Brief description of the matter put to vote	Votes For	Votes Against	Abstained
To approve the amended and restated Article of Associations of the Company	134,581,025	1,156	14,208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: June 2, 2021	By:	/s/ Elena Nikonova
Elena Nikonova
Interim Chief Financial Officer